SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release — October 27, 2003
SIGNATURES

Press Release
October 27, 2003

E.ON fully divests stake in Bouygues Télécom

Consolidated Book Gain of a good €500 Million

The Bouygues Group exercises a call option agreed with E.ON in January of 2003 to acquire the remaining 10.1 percent in Bouygues Télécom held by E.ON effective end of 2003. The exercise price amounts to about €700 million, including accrued interest and shareholder loans.

The companies had agreed on the divestment of the stake in Bouygues Telecom of just under 16 percent in two tranches for a total of about €1.1 billion at the beginning of the year. In January, E.ON had already sold a 5.8 percent shareholding in France’s third-largest wireless company to Bouygues for roughly €400 million. For the second tranche, E.ON and Bouygues had agreed on a call option exercisable from April 2003 through October 2005.

By fully divesting its stake in Bouygues Telecom, E.ON will achieve a consolidated book gain of approximately €800 million in total, a good €500 million of which will come from the second tranche.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: October 29, 2003	By:	/s/ Michael C. Wilhelm Michael C. Wilhelm Senior Vice President Accounting